                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                 ENTROPIN, INC.
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                   -------------------------------------------
                         (Title of Class of Securities)

                                   293844-10-6
                      -------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
                     --------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 293844-10-6             SCHEDULE 13G                      Page 2 of 5


--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Donald Hunter
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         435,500 (1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          90,100 (2)
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           435,500 (1)
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    90,100 (2)
----------
(1)  Includes 397,500 shares issuable upon the exercise of stock options.
(2) Includes 80,100 shares and 10,000 shares issuable upon the conversion of Series B Preferred Stock held in the name of Deloras Decker Hunter, the spouse of the Reporting Person, as Trustee of the Deloras Decker Hunter Generation Skipping Trust.
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     525,600 shares
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     5.3%
     Based on 9,912,587 shares of Common Stock, $.0001 Par Value, outstanding as of February 12, 2003.
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP No. 293844-10-6             SCHEDULE 13G                      Page 3 of 5

ITEM 1(a)  NAME OF ISSUER:                                        ENTROPIN, INC.
                                                                  --------------

ITEM 1(b)  Address of Issuer's Principal Executive Offices:

           45926 Oasis St
           Indio, California 92201


ITEM 2(a)  NAME OF PERSON FILING:                                  DONALD HUNTER
                                                                   -------------

ITEM 2(b)  Address or Principal Business Office or, if none, Residence:

           45926 Oasis St
           Indio, California 92201


ITEM 2(c)  Citizenship:       United States of America
                              --------------------------------------------------

ITEM 2(d)  Title of Securities:        Common Stock, $.0001
                                       -----------------------------------------

ITEM 2(e)  CUSIP No.:          293844-10-6
                               -------------------------------------------------

ITEM 3     Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

           Not applicable.
           ---------------------------------------------------------------------

ITEM 4     OWNERSHIP:          DONALD HUNTER
                               -------------------------------------------------

ITEM 4(a)  Amount Beneficially Owned:              525,600
                                                   -----------------------------

ITEM 4(b)  Percent of Class:          5.3%
                                      ------------------------------------------

           Based on 9,912,587 shares of Common Stock, $.0001 Par Value outstanding as of February 12, 2003.
           ---------------------------------------------------------------------

ITEM 4(c)  Number of shares as to which such person has:

           (i)     Sole power to vote or to direct the vote:         435,500 (1)
                                                                     -----------
           (ii)    Shared power to vote or to direct the vote:        90,100 (2)
                                                                     -----------
           (iii)   Sole power to dispose or to direct the disposition of:
                                                                     435,500 (1)
                                                                     -----------
           (iv)    Shared power to dispose or to direct the disposition of:
                                                                      90,100 (2)
                                                                      ----------
           ---------

         (1) Includes 397,500 shares issuable upon the exercise of stock options

         (2) Includes 80,100 shares and 10,000 shares issuable upon the conversion of Series B Preferred Stock held in the name of Deloras Decker Hunter, the spouse of the Reporting Person as Trustee of the Deloras Decker Hunter Generation Skipping Trust

ITEM 5   Ownership of 5 Percent or Less of a Class:  Not applicable.
                                                     ---------------

ITEM 6   Ownership of More than 5 Percent on Behalf of Another Person:

         Not applicable.
         ---------------

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
         Person:

         Not applicable.
         ---------------

ITEM 8   Identification Classification of Members of the Group:

         Not applicable.
         ---------------

ITEM 9   Notice of Dissolution of Group: Not applicable.
                                         ---------------

ITEM 10  Certifications: Not applicable.
                         ---------------

EXHIBITS  None.
          ----------------------------------------------------------------------

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 7, 2003



                                    Signature: /s/ Donald Hunter
                                               ---------------------------------
                                               Donald Hunter

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).